AH 3/11/2004

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SECURIT 04004784 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JEFFERIES / QUARTERDECK LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 SANTA MONICA BLVD, 10TH FLOOR
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAXINE SYRJAMAKI (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 SOUTH GRAND AVENUE, SUITE 2000 (Address) LOS ANGELES (City) CA (State) 90071-1568 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required...

OATH OR AFFIRMATION

I, MAXINE SYRJAMAKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEFFERIES / QUARTERDECK LLC, as of DECEMBER 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES
Subscibed and sworn to begore me
this 18th day of February, 2004

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

ROBERT A. EISNER
Commission # 1314713
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JEFFERIES/QUARTERDECK, LLC

(SEC Identification No. 8-53471)

Financial Statements and Supplementary Information

December 31, 2003

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a public document.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Member
Jefferies/Quarterdeck, LLC:

We have audited the accompanying statement of financial condition of Jefferies/Quarterdeck, LLC (the Company) as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies/Quarterdeck, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 20, 2004

JEFFERIES/QUARTERDECK, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash on deposit at Jefferies & Company, Inc.	$	470,304
Other assets		50,236
Total assets	$	520,540

Liabilities and Member's Equity

Due to affiliate	$	140,261
Total liabilities		140,261
Member's equity:		
Member's capital		400,000
Accumulated deficit		(19,721)
Total member's equity		380,279
Total liabilities and member's equity	$	520,540

See accompanying notes to financial statements.

JEFFERIES/QUARTERDECK, LLC

Statement of Operations

Year ended December 31, 2003

Revenues:		
Investment banking	$	50,000
Interest		4,544
Total revenues		54,544
Expenses:		
Registration fees and assessments		55,112
Other		3,500
Total expenses		58,612
Net loss	$	(4,068)

See accompanying notes to financial statements.

JEFFERIES/QUARTERDECK, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2003

		Member's capital	Retained Earnings	Total member's equity
Balance, December 31, 2002	$	400,000	(15,653)	384,347
Net loss		—	(4,068)	(4,068)
Balance, December 31, 2003	$	400,000	(19,721)	380,279

See accompanying notes to financial statements.

JEFFERIES/QUARTERDECK, LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(4,068)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in other assets		(5,431)
Increase in due to affiliate		64,043
		58,612
Net cash provided by operating activities		54,544
Cash and cash equivalents at beginning of year		415,760
Cash and cash equivalents at end of year	$	470,304

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Jefferies/Quarterdeck, LLC (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company was set up as a Delaware limited liability company in 2001 and Jefferies & Company, Inc. provided the initial capital funding. The Company changed its name from Jefferies Partners Opportunity Fund VII, LLC on March 18, 2002. The objective of the Company is to participate in offerings and provide research coverage of the aerospace and defense industries.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

Securities Transactions

Transactions in securities are recorded on a trade-date basis.

Securities owned are valued at market, and unrealized gains or losses are reflected in revenues from principal transactions.

Fair Value of Financial Instruments

The Company's financial instruments, consisting of cash, are carried at fair value.

Use of Estimates

Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ from those estimates.

Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's financial statements. For tax purposes, income or losses are included in the tax returns of the members.

New Accounting Standards on Derivative Instruments and Hedging Activities

Financial Accounting Standards Board ("FASB") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of this statement did not have a material impact on the Company.

(Continued)

New Accounting Standards for Certain Financial Instruments with Characteristics of both Liabilities and Equity

FASB No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FASB No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted FASB No. 150 as required in the third quarter of 2003. The adoption of FASB No. 150 did not have a material impact on the financial statements.

New Accounting Standards and Disclosures on Guarantees

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34," elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim and annual periods ending after December 31, 2002. The adoption of FASB Interpretation No. 45 did not have a material impact on the consolidated financial statements.

New Accounting Standards on Consolidations

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.

For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The implementation of FASB interpretation No. 46 did not have a material impact on the Company and FIN 46R is not expected to have a material impact on the Company.

(2) Related Party Transactions

Included in capital is an investment in the Company by Jefferies Group, Inc. of $380,279.

Due to affiliate represents amounts payable to Jefferies & Company, Inc. for reimbursement of general and administrative expenses paid on behalf of the Company.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2003, the Company had net capital of $330,043, which was $80,043 in excess of required net capital.

Schedule 1

JEFFERIES/QUARTERDECK, LLC

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using the Alternative Net Capital Requirement

December 31, 2003

Net capital:		
Total member's equity	$	380,279
Deduct:		
Nonallowable assets		50,236
Net capital		330,043
Less net capital requirement		250,000
Net capital in excess of requirement	$	80,043

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2003, as computed by Jefferies/Quarterdeck, LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 26, 2004, does not differ from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

REPORT ON INTERNAL CONTROL

The Member
Jefferies/Quarterdeck, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Jefferies/Quarterdeck, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components

does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 20, 2004